Biglari Holdings Inc.

March 2015
www.biglariholdings.com

LEGAL DISCLAIMER

This presentation may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed herein. Biglari Holdings Inc. (“Biglari Holdings” or the “Company”) cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Biglari Holdings does not update publicly or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the risks and other factors that could affect Biglari Holdings and its business can be found in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Biglari Holdings, its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at Biglari Holdings’ 2015 Annual Meeting of Shareholders. Biglari Holdings has filed a definitive proxy statement (the “Proxy Statement”) and an accompanying proxy card with the SEC in connection with such solicitation of proxies. Biglari Holdings advises all shareholders of the Company to read the Proxy Statement and other proxy materials as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s web site at http://www.sec.gov. In addition, the Company will provide copies of these materials without charge, when available, upon request. Requests for copies should be directed to the Company’s proxy solicitor. Information regarding the identity of the potential participants in the solicitation of proxies, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement, including Annex A thereto.

When Sardar Biglari became CEO, Steak n Shake was within 90 days of insolvency

STEAK N SHAKE WAS FAILING

- After the Company was unable to retain an outside candidate as CEO, Sardar Biglari assumed the role of CEO in August 2008 – one month before the collapse of Lehman Brothers in the midst of the Great Recession



$350
$300
$250
$200
$150
$100
Price Per Share
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
May 9, 2007
Q2 2007 earnings released and guidance revised lower
Same-Store Traffic: ▼6.0%
Aug. 9, 2007
Q3 2007 earnings released and guidance revised lower
Same-Store Traffic: ▼5.7%
Aug. 13, 2007
CEO Peter Dunn resigns
Nov. 15, 2007
FY 2007 earnings released and provides weak guidance for FY 2008
Same-Store Traffic: ▼5.6%
Jan. 12, 2008
Q1 2008 guidance revised lower
Jan. 24, 2008
Q1 2008 earnings released
Same-Store Traffic: ▼13.3%
May 2008
The Board offered to hire a seasoned CEO with a significant pay package, but he did not accept
Aug. 5, 2008
Sardar Biglari named CEO
Steak n Shake's troubles started during economic expansion

Steak n Shake Same-Store Sales Declines

	2005	2006	2007	2008
1st Quarter	-	▼1.1%	▼1.7%	▼9.5%
2nd Quarter	-	▼0.3%	▼4.7%	▼6.3%
3rd Quarter	-	▼3.9%	▼4.3%	▼5.8%
4th Quarter	▼3.0%	▼3.4%	▼3.9%	▼7.4%

Source: FactSet; Note: Historical share price adjusted for rights offerings, and stock splits

STEAK N SHAKE WAS FAILING


Same-Store Customer Traffic
Steak n Shake had 14 consecutive quarters of declining customer traffic
5%
0%
-5%
-10%
-15%
(1.0%)
(6.8%)
(5.1%)
(5.0%)
(7.9%)
(6.5%)
(3.8%)
(6.0%)
(5.7%)
(6.6%)
(13.3%)
(8.8%)
(8.5%)
(10.2%)
3Q 4Q
FY 2005
1Q 2Q 3Q 4Q
FY 2006
1Q 2Q 3Q 4Q
FY 2007
1Q 2Q 3Q 4Q
FY 2008

STEAK N SHAKE WAS FAILING



Same-Store Sales
Steak n Shake had 13 consecutive quarters of declining same-store sales
5%
0%
-5%
-10%
(3.0%)
(1.1%)
(0.3%)
(3.9%)
(3.4%)
(1.7%)
(4.7%)
(4.3%)
(3.9%)
(9.5%)
(6.3%)
(5.8%)
(7.4%)
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY 2005
FY 2006
FY 2007
FY 2008

STEAK N SHAKE WAS WITHIN 90 DAYS FROM INSOLVENCY WHEN SARDAR BIGLARI BECAME CEO ON AUGUST 5, 2008

Steak n Shake was generating negative cash flow from its core operations

Had sales continued to decline the Company would have run out of money

	2008		
	Jul.	Aug.	Sep.
Same-Store Customer Traffic	▼8.6%	▼10.6%	▼11.4%
Same-Store Sales	▼5.9%	▼8.1%	▼8.2%

For the month ending September 2008

$ in thousands

Earnings Before Interest and Taxes	$ (9,601.8)
Plus: Depreciation & Amortization	2,462.0
Plus: Asset Impairment	3,961.7
Less: Rent Related to Capital Leases	(1,160.6)
Less: Interest Expense on Debt	(1,084.0)
Less: Capital Expenditures	(1,092.0)
Negative Cash Flow	**$ (6,514.8)**

- The Company was out of compliance with its lenders
- Several other lenders were pursued but none were willing to lend to the Company
- Credit markets were oppressive
- Because of the Company's dire financial position, management applied ingenuity not only to survive but also to be in a position to turnaround the chain
  - For example, the marketing agency was paid in Company stock instead of cash; directors were paid in Company stock instead of cash; and many landlords provided temporary relief
- The Company's two lenders – Prudential and Fifth Third:
  - Demanded a reduction in debt level
  - Were unwilling to increase our debt; debt capacity was at the limit
  - Forced the Company to pay a higher interest rate
  - Forced the Company to pay an amendment fee and agree to new stringent terms in order to secure covenant relief
  - **IN AUGUST 2008 PRUDENTIAL STATED IN AN EMAIL TO MANAGEMENT: "AT THIS POINT, WE HAVE DONE ALL WE CAN"**

“Those were the scariest of times. We were on the verge of bankruptcy and quickly running out of time and money.”

– Ruth Person, Independent Director

IN THE MIDST OF THE GREAT RECESSION CURRENT MANAGEMENT RESURRECTED THE COMPANY

	Q4 FY 2008			Q1 FY 2009		
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Same-Store Customer Traffic	▼8.6%	▼10.6%	▼11.4%	▼7.6%	▼4.4%	▲9.6%
Same-Store Sales	▼5.9%	▼8.1%	▼8.2%	▼6.1%	▼4.1%	▲6.1%

Sardar Biglari became CEO on August 5, 2008 and by December 2008 same-store sales and customer traffic had reversed and the turnaround had commenced



Same-Store Customer Traffic
Prior Management
Current Management
30%
20%
10%
0%
-10%
-20%
4.4%
1.2%
(1.0%)
(6.8%)
(5.1%)
(5.0%)
(7.9%)
(6.5%)
(3.8%)
(6.0%)
(5.7%)
(6.6%)
(13.3%)
(8.8%)
(8.5%)
(10.2%)
(0.9%)
7.8%
13.4%
20.0%
23.0%
7.4%
9.6%
8.6%
3.5%
5.2%
4.8%
5.4%
5.7%
5.2%
2.2%
1.7%
1.6%
(0.2%)
4.0%
3.4%
2.6%
2.9%
0.5%
1.8%
1Q 2Q 3Q 4Q
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014



Same-Store Sales
Prior Management
Current Management
20%
15%
10%
5%
0%
-5%
-10%
-15%
7.8%
4.3%
2.8%
(3.0%)
(1.1%)
(0.3%)
(3.9%)
(3.4%)
(1.7%)
(4.7%)
(4.3%)
(3.9%)
(9.5%)
(6.3%)
(5.8%)
(7.4%)
(1.4%)
2.4%
5.0%
10.1%
14.4%
5.1%
7.5%
6.8%
2.1%
4.3%
4.9%
5.3%
5.5%
4.8%
2.9%
1.8%
1.3%
0.3%
4.2%
3.3%
3.0%
3.7%
1.0%
3.4%
1Q 2Q 3Q 4Q
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

In the face of daunting economic headwinds, Sardar Biglari resurrected Steak n Shake from near bankruptcy and initiated one of the great brand turnarounds in the history of the restaurant industry

IN THE MIDST OF THE GREAT RECESSION CURRENT MANAGEMENT RESURRECTED THE COMPANY


Cumulative Same-Store Customer Traffic
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Prior Management
Current Management
-6.2%
-2.8%
-11.5%
-5.7%
-20.3%
-9.9%
10.1%
-6.5%
21.8%
-9.4%
27.6%
-9.9%
32.3%
-11.1%
35.1%
-13.3%
37.8%
-15.9%
Steak n Shake
Knapp-Track Index (1)
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1) Source: Knapp-Track

Note: Fiscal year same-store customer traffic; cumulative same-store customer traffic reset at the start of FY 2009 for both Steak n Shake and the Knapp-Track Index

Steak n Shake's current management not only saved the Company, but placed the chain on a growth trajectory despite continued declines in the industry

SARDAR BIGLARI RESURRECTED STEAK N SHAKE

- As CEO of Steak n Shake, Sardar was and continues to be involved in all key day-to-day management decisions, including supply chain logistics, marketing, menu offerings, training, and franchising

  - ***SARDAR BIGLARI REPOSITIONED THE COMPANY WITH A NEW VISION, A NEW STRATEGY, A NEW TEAM, AND A NEW CULTURE***

- Under Sardar's leadership, same-store customer traffic grew by 37.8%


Cumulative Same-Store Customer Traffic Growth
40%
35%
30%
25%
20%
15%
10%
5%
10.1%
21.8%
27.6%
32.3%
35.1%
37.8%
2009
2010
2011
2012
2013
2014

Note: Fiscal year

STEAK N SHAKE'S REMARKABLE TURNAROUND

- When Sardar assumed management responsibilities, Steak n Shake was *losing* nearly $100,000 per day
  - **However, by FY 2010, the chain was *making* over $100,000 per day**

As a result of Sardar's focused turnaround strategy, Steak n Shake was awarded the Golden Chain accolade by Nation's Restaurant News in 2010

Steak n Shake Same-Store Sales Growth

	Prior Management				Current Management					
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
1st Quarter	-	▼1.1%	▼1.7%	▼9.5%	▼1.4%	▲14.4%	▲2.1%	▲5.5%	▲1.3%	▲3.0%
2nd Quarter	-	▼0.3%	▼4.7%	▼6.3%	▲2.4%	▲5.1%	▲4.3%	▲4.8%	▲0.3%	▲3.7%
3rd Quarter	-	▼3.9%	▼4.3%	▼5.8%	▲5.0%	▲7.5%	▲4.9%	▲2.9%	▲4.2%	▲1.0%
4th Quarter	▼3.0%	▼3.4%	▼3.9%	▼7.4%	▲10.1%	▲6.8%	▲5.3%	▲1.8%	▲3.3%	▲3.4%

STEAK N SHAKE IS *ONE OF ONLY TWO CHAINS* WITH CONSECUTIVE INCREASES IN SAME-STORE SALES OVER THE LAST 23 QUARTERS

SAME-STORE SALES GROWTH VERSUS THE KNAPP-TRACK INDEX



Cumulative Same-Store Sales
Prior Management
Current Management
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
0.5%
-2.1%
-0.2%
-5.8%
-2.3%
-12.5%
4.1%
-5.9%
11.9%
-7.6%
16.6%
-6.4%
21.0%
-5.5%
23.7%
-6.6%
27.3%
-7.5%
Steak n Shake
Knapp-Track Index (1)
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1) Knapp-Track

Note: Fiscal year same-store sales growth; cumulative same-store sales reset at the start of FY 2009 for both Steak n Shake and the Knapp-Track Index

THE STEAK N SHAKE TURNAROUND HAS BEEN EXTRAORDINARY

6-YEAR CUMULATIVE SAME-STORE SALES GROWTH


6-Year Cumulative Same-Store Sales
27.3%
17.7%
13.1%
6.4%
5.8%
4.2%
0.0%
-0.3%
-2.2%
-2.3%
-2.4%
-4.0%
-5.5%
-6.4%
-7.5%
-11.3%
-17.9%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%

Source: Public filings

Groveland owns 0.167% of shares outstanding and is seeking to take over a $1 billion company with a $1 million investment

QUESTIONS FOR GROVELAND

What qualifications do the Groveland nominees have for the Board and what is their plan?

- Who on the Groveland slate has restaurant operating experience?
  - How many restaurants did they operate?
  - What was their record of same-store sales growth?
  - What experience did they have in developing a franchising platform?
  - How could they improve Steak n Shake (one of only two restaurants nationally to have 23 consecutive quarters of same-store sales growth)?
- Who on the Groveland slate is qualified to run an insurance business?
  - Do they have the necessary legal licenses to oversee the business?
  - What is its plan to grow First Guard?
- Who on the Groveland slate is qualified to run a publishing business?
  - What is its vision and strategic plan to develop Maxim?
- Who on the Groveland slate is qualified to oversee a large investment portfolio?
  - What fees do they charge when managing assets?

What is Groveland's history?

- What is Groveland's investment track record?
- What is its assets under management?
- Why did Nick Swenson leave Whitebox if he was a "founder" and was able to "grow AUM by more than 1,000%?"
- Since Groveland was started in 2009, how much capital has it raised from outside investors?
- Why does it own such a small stake in Biglari Holdings?
- Why did Groveland structure a non-transferable rights offering at Pro-Dex that gave Swenson and his partner 100% of the over-subscription rights?
- Does Groveland know that an employee of Kingsbury Run (who is on the Board with Swenson at Air T) has been soliciting support for their campaign at Biglari Holdings?
- Should Kingsbury Run be a disclosed group participant?
- How did Groveland select this slate of nominees?
- Why is Swenson trying to be elected to the Board when he is already on three boards and seeking a fourth?
- How does Swenson justify enacting a poison pill at Air T when he ran a public campaign against the pill?
- How does Swenson justify taking the positions of both Chairman and CEO of Air T just a few months after calling for the separation of those roles?
- Why did Swenson's former firm invest with Tom Petters?
- Why has Groveland traded in and out of Biglari Holdings stock?
- **Why are they spending nearly 20% of their investment on a proxy contest?**
- **What is Groveland's agenda when it has such a small position in the Company?**
- **Does Groveland expect shareholders to believe that they are conducting this proxy contest as a "public service"?**

Shareholders

OKAPI PARTNERS

Bruce H. Goldfarb/Charles Garske/Michael Fein
(212) 297-0720 / (877) 279-2311
info@okapipartners.com